SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended September 30, 1996 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Basil G. Pallone
                                     Basil G. Pallone
                                     Executive Vice President

February 14, 1997



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1996
ASSETS

                                       EUA                      EUA          EUA          EUA       EUA        EUA
                                     Cogenex                   Cogenex       Nova         Day       NEM       Cogenex
                                     Consolidated Elimination (Division)  (Division)   (Division)   Inc.      Canada

Utility Plant and Other Investments:
Utility plant in service            $             $           $            $           $          $           $
Less accumulated provision
 for depreciation and amortization
Net utility plant in service
Construction work in progress
Net utility plant
Non-utility property                110,088,552               48,370,053   1,204,800   1,950,558    8,696,665
Less acc. prov. for dep.             34,944,439               21,554,999     789,590     776,056    2,873,868
Net non-utility property             75,144,113               26,815,054     415,210   1,174,502    5,822,797
Inv. in subs. (at equity)                37,434   64,063,406  64,100,840
Excess of carrying values
 of investments in subsidiaries
Notes receivable                     36,748,016               32,990,495                                       3,651,665
Leases receivable                    11,335,879                7,262,747
Other                                15,109,660               12,144,086    (186,000)                 233,343
  Total Util. Plant & Other Invest. 138,375,102   64,063,406 143,313,222     229,210   1,174,502    6,056,140  3,651,665
Current Assets:
Cash and temporary cash investments      32,338               (1,531,806)     20,077     225,917      262,132     14,084
Notes receivable                     23,533,655    9,216,502  30,636,066      72,958      35,548                 720,877
Leases receivable                     2,040,768                  778,281            Accounts receivable - Net:
 Customers                           21,595,695                7,662,233   2,197,951   1,760,020     595,061    102,995
 Accrued unbilled
 Others                               7,829,166    1,158,275   9,252,960      64,985      79,454    (435,045)    (1,483)
Acc. rec.- ass. cos.                     14,956    4,266,212   3,778,827     322,877      66,510      14,955
Materials and supplies
    (at average cost):
  Fuel
  Plant materials &
       operating supplies             2,176,295                   63,569   1,542,961     527,443
Other current assets                  1,153,007                  740,261      43,802      32,918                 14,351
  Total Current Assets               58,375,880   14,640,989  51,380,391   4,265,611   2,727,810     437,103    850,824
Deferred Debits:
Unamortized debt expense                596,322                  596,322
Unrecovered regulatory plant costs
Other deferred debit                  9,149,597                2,484,184     (49,217)    173,934   5,396,782
    Total Deferred Debits             9,745,919                3,080,506     (49,217)    173,934   5,396,782
Total Assets                       $206,496,901  $78,704,395 $197,774,119 $4,445,604  $4,076,246 $11,890,025 $4,502,489

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1996
ASSETS (Continued)

                                        EUA         EUA         EUA           EUA            EUA           EUA          EUA
                                      Citizens     Highland     MUPA          West          FRC II        EC&S I      EC&S II
                                      Corp.        Corp.   (Partnership) (Partnership) (Partnership) (Partnership) (Partnership)
Utility Plant and Other Investments:
 Utility plant in service               $          $           $          $           $          $           $
 Less accumulated provision for
   depreciation and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                     2,288,842   2,194,837             14,906,649     77,490  11,337,378  19,061,280
 Less acc. prov. for deprec.                101,646     413,273              2,156,616     77,490   1,331,345   4,869,556
 Net non-utility property                 2,187,196   1,781,564             12,750,033             10,006,033  14,191,724
 Investments in subsidiaries (at equity)
 Excess of carrying values of investments
   in subsidiaries
 Notes receivable                                       105,856
 Leases receivable                                    1,733,406                                       246,602   2,093,124
 Other                                       56,571   2,613,706                107,023                 40,071     100,860
 Total Utility Plant                      2,243,767   6,234,532             12,857,056             10,292,706  16,385,708
Current Assets:
 Cash and temporary cash investments         29,964    (101,780        506     519,013    515,737      46,175      32,319
 Notes receivable                                         5,160    894,637     384,911
 Leases receivable                                      172,039                                       (10,506)  1,110,954
 Accounts receivable - Net:
     Customers                              733,102   3,181,268    309,784   1,181,025    648,835     672,885   2,550,536
     Accrued unbilled revenue
     Others                                  (2,906)      7,476                 22,000
 Accounts receivable                         39,600      58,399
Materials and supplies (at average cost):
   Fuel
   Plant materials and operating supplies                42,322
 Other current assets                         1,002       7,883                    100                  9,386     303,304
     Total Current Assets                   800,762   3,372,767  1,204,927   2,107,049  1,164,572     717,940   3,987,113
Deferred Debits:
 Unamortized debt expense
 Unrecovered regulatory plant costs
 Other deferred debits                      195,043     948,871
     Total Deferred Debits                  195,043     948,871
 Total Assets                            $3,239,572 $10,556,170 $1,204,927 $14,964,105 $1,164,572 $11,010,646 $20,372,821

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1996

LIABILITIES
                                 EUA                       EUA           EUA        EUA           EUA      EUA
                                 Cogenex                   Cogenex       Nova       Day           NEM      Cogenex
                                 Consolidated  Elimination Corporation  (Division) (Division)     Inc.     Canada
Capitalization:
 Common equity                    $ 48,821,140 $16,551,012  $46,994,391 $  770,087 $1,145,363 $11,456,611 $  379,393
 Non-redeemable preferred
     stock of subsid
 Redeemable preferred stock of
   subsidiaries - net                       75
 Preferred stock redemption cost
 Partnerships' capitaital cost                  15,693,564
 Long-term debt - net              106,600,000  23,552,333  106,600,000
   Total Capitalization            155,421,215  55,796,909  153,594,391    770,087  1,145,363  11,456,611    379,393
Current Liabilities:
 Pref. stock sinking fund req.
 Long-term debt due within one yr.   6,700,000                6,700,000
 Notes payable                      27,632,361  15,192,726   22,900,000  1,127,446  1,867,073              3,744,471
 Accounts payable                    4,394,684   2,584,973    2,926,475    224,183    581,336                146,842
 Accounts payable - assoc. companies   181,657   2,674,187      645,779    675,925    181,141      5,934
 Customer deposits                     551,970      15,708                  (4,338)
 Taxes accrued                         337,252      38,124       33,992     46,679      6,442                231,783
 Interest accrued                      533,642   1,592,027      533,642  1,337,645    254,382
 Dividends declared
 Other current liabilities           6,836,242     (48,126)   6,403,941      8,542      1,438
   Total Current Liabilities        47,167,808  22,049,619   40,143,829  3,416,082  2,891,812       5,934  4,123,096
Deferred Credits:
 Unamortized investmement credit
 Other deferred credits              3,907,878     857,867    4,035,899    259,435     39,071     427,480
   Total Deferred Credits            3,907,878     857,867    4,035,899    259,435     39,071     427,480
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities & Capital.    $206,496,901 $78,704,395 $197,774,119 $4,445,604 $4,076,246 $11,890,025 $4,502,489

   ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1996
LIABILITIES (continued)

                            EUA       EUA          EUA            EUA           EUA           EUA           EUA
                          Citizens    Highland     MUPA           West          FRC II        EC&S I        EC&S II
                          Corporation Corporation (Partnership) (Partnership) (Partnership) (Partnership) (Partnership)
Capitalization:
 Common equity                $    6,542  $4,619,765   $           $            $          $           $
 Non-red. pref. stock of subs.
 Red. pref. stock of subs.            75
 Preferred stock red. costs
 Partnerships' capital                                   (656,360)   3,412,314     444,696   4,557,783   7,935,131
 Long-term debt - net                                     883,369   10,936,662           0   2,853,124   8,879,178
   Total Capitalization            6,617    4,619,765     227,009   14,348,976     444,696   7,410,907  16,814,309
Current Liabilities:
 Pref. stock sink fund requir.
 Long-term debt due within one yr.
 Notes payable                 2,719,683    4,490,191                                        3,058,546   2,917,677
 Accounts payable                159,844      340,297     970,597      156,565     730,322     495,141     248,055
 Acc. payable -  ass cos.        290,647    1,056,418
 Customer deposits                                                     360,717                             211,299
 Taxes accrued                       598       17,757                   38,125
 Interest accrued
 Dividends declared
 Other current liabilities        58,323       31,742       7,321       59,722     (10,446)     46,052     181,481
   Total Current Liabilities   3,229,095    5,936,405     977,918      615,129     719,876   3,599,739   3,558,512
Deferred Credits:
 Unamortized investment credit
 Other deferred credits            3,860
   Total Deferred Credits          3,860
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities & Capit.   $3,239,572  $10,556,170  $1,204,927  $14,964,105  $1,164,572 $11,010,646 $20,372,821
   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                           EUA                          EUA         EUA         EUA         EUA       EUA
                           Cogenex                   Cogenex        Nova        Day         NEM       Cogenex
                          Consolidated  Elimination  Corporation   (Division)  (Division)   Inc.      Canada
Operating Revenues          $40,516,439  $3,177,615   $17,315,448    $5,223,442 $5,322,442 $2,792,860 $
Operating Expenses:
 Operation                   44,516,439  (3,081,665)   21,615,934     6,292,843  4,818,103    499,221      903
 Maintenance                     94,013      957,534      522,034        23,497                    95
 Depreciation and amort.      1,319,496    5,438,473    3,705,921       127,178     54,735    138,449   20,924
 Taxes - Other than income      529,873                   188,631       149,753    147,170        116
       - Income (credit)     (3,920,095)               (4,869,498                             520,191  254,283
       - Deferred              (549,629)                 (768,554)                            218,925
 Total Operating Expenses    41,990,097    3,314,342   20,394,468     6,593,271  5,020,008             276,110
       Operating Income      (1,102,266)    (136,727)  (3,079,020)   (1,369,615)   302,434  1,415,863 (276,110)
Other Income and Deductions:
 Int. and div. income         5,344,619    2,072,355    6,591,160         9,119                        733,769
 Equity in earnings of
   jointly-owned companies      (38,566)   1,747,879    1,709,313
 Allowance for other funds
    used during construction
 Other (deductions)
     income - net            (1,926,245)     554,013   (1,470,888)       91,688                    65    6,168
   Total Other Income         3,379,808    4,374,247    6,829,585       100,807                    65  739,937
     Income (Loss) Before
        interest charges      2,277,542    4,237,520    3,750,565    (1,268,808)   302,434  1,415,928  463,827
Interest Charges:
 Interest on long-term debt   7,416,053    1,415,781    7,416,053
 Amort. of debt exp. & prem.    113,760                   113,760
 Other interest expense
   (princ. short-term notes)  1,144,217      329,351      892,620        79,180     78,872             181,454
 All. for borr. funds used
   during constr.-(credit)   (1,082,266)     473,505     (482,072)
     Total Interest Charges   7,591,764    2,218,637    7,940,361        79,180     78,872             181,454
       Net Income (Loss)     (5,314,222)   2,018,883   (4,189,796)    1,347,988    223,562  1,415,928  282,373
Preferred Return Requirement
         Net (Loss) Income  ($5,314,222)  $2,018,883  ($4,189,796)  ($1,347,988) $ 223,562 $1,415,928 $282,373

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                        EUA        EUA        EUA        EUA        EUA        EUA        EUA
                                        Citizens   Highland   MUPA       West       FRC II     EC&S I    EC&S II
                                        Corp.      Corp.      (Part.)   (Part.)     (Part.)   (Part.)   (Partnership)
Operating Revenues                     $1,298,371 $5,646,739 $           $2,017442   $18,823  $1,201,139 $3,228,526
Operating Expenses:
 Operation                              1,110,579  5,086,528      2,464   1,719,996      800      96,607    190,796
 Maintenance                                2,045      2,937      4,589      45,642    1,262      77,970    371,476
 Depreciation and amortization             87,047    256,882                309,820   11,305     406,831  1,638,877
 Taxes - Other than income                  8,539     35,664
       - Income (credit)                   17,807    157,122
       - Deferred
    Total Operating Expenses            1,226,017  5,539,133      7,053   2,075,458   13,367     581,408  2,201,149
       Operating Income                    72,354    107,606     (7,053)    (58,016)   5,456     619,731  1,027,377
Other Income and Deductions
 Interest and dividend income               2,172     70,847                  7,036                           2,871
 Equity in earn. of jointly -
   owned companies
 Allowance for other funds used
   during construction
 Other (deductions) income-net                735
   Total Other Income                       2,907     70,847                  7,036                           2,871
     Income (Loss) Before
        Interest Charges                   75,261    178,453     (7,053)    (50,980)   5,456     619,731  1,030,248
Interest Charges:
 Interest on long-term debt                                      99,803     374,122              229,678    712,178
 Amortization of debt & premium
 Oth. int. exp. (princ. st notes)         106,287    135,155
 Allowance for borrow funds used during
   construction - (credit)                (55,249)   (71,440)
     Total Interest Charges                51,038     63,715     99,803     374,122              229,678    712,178
 Net Income (Loss) before preferred ret.   24,223    114,738   (106,856)   (425,102)   5,456     390,053    318,070
Preferred Return Requirement
       Net (Loss) Income                 $ 24,223   $114,738  ($106,856)  ($425,102) $ 5,456   $ 390,053 $  318,070


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                EUA                      EUA         EUA          EUA        EUA      EUA
                                                Cogenex                  Cogenex     Nova         Day        NEM      Cogenex
                                                Consolidated Elimination Corp.       (Division)  (Division)  Inc      Canada
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                              ($5,314,221) $2,018,882  ($4,189,796) $1,347,988  $223,562 $1,415,928  $282,374
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
  Depreciation and amortization                  7,582,004                4,005,549     122,758    54,735    657,653
  Deferred taxes                                  (432,278)                (808,325)                         218,925
  Gains on sales of in energy saving
     projects paid for with notes & leases rec.   (998,050)                (851,791)
  Non - cash costs of energy savings proj.       4,181,923                2,775,871
  Pension liability                                290,982                  231,135      59,847
  Amortization of deferred revenues               (181,737)                                                 (181,737)
  Collections and sales of proj. notes/lease rec  5,892,368                5,335,429
   Other non-cash project costs                  5,290,546                5,290,546
  Equity earnings                                           (1,709,313)  (1,709,313
  Other - net                                      929,768    (112,793)   1,261,941      17,631  (283,816)   (75,091)   (7,463)
Net Changes to Working Capital
 Accounts receivable                            (7,178,384)   (725,183)  (6,029,068)  2,019,941  (231,291)   335,828   (87,510)
 Materials and supplies                          1,169,669                   21,086   1,049,978    44,788
 Accounts payable                               (2,198,353)    575,700   (2,387,096    (431,349)  315,252      1,193   146,842
 Accrued taxes                                     215,027      38,125       19,658      10,915    (6,009)             167,896
 Other - net                                      (167,688)    135,583   (1,178,366)     26,300    75,768                9,219
 Net Cash Provided from (used in) Op Act.        9,081,576     221,001    1,787,460   1,528,033   192,989  2,372,699   511,358
CASH FLOW FROM INV. ACTIVITIES:
 Exp. for inv. in energy savings proj.         (22,622,262) (2,016,339) (13,845,876)    (11,604)  (44,694)       440  (792,844)
 Collections on notes & leases rec.              3,198,034                2,396,767      22,808    12,053              766,406
 Investments in subsid.                            (36,434) (1,328,293)  (1,364,727)
  Net Cash Provided from (used in) inv. act.   (19,460,662) (3,344,632) (12,813,836)     11,204   (32,641)       440   (26,438)
CASH FLOW FROM FIN. ACTIVITIES:
  Issuance:
    Common shares/capital contribution
    Long-term debt                                           1,081,845
  Redemption:
    Long-term debt                              (5,900,000) (1,156,425)  (5,900,000)
    Premium on reacquisition
    Dividends declared                                      (2,112,000)                                   (2,112,000)
  Capital contribution-EUA                       1,550,000                1,550,000
  Partner's contribution                                     1,243,700
  Net increase (decrease) in short-term debt    13,257,987   4,066,511   13,336,000  (1,304,000)                     (433,173)
  Net Cash Provided from (used in) Fin Act.      8,907,987   3,123,631    8,986,000  (1,304,000)          (2,112,000) (433,173)
NET (DECREASE) INCREASE IN CASH                 (1,471,099)              (2,040,376)    235,237   160,348    261,139    51,747
Cash and temporary cash inv. at beg. of yr.      1,503,436                  508,570    (215,160)   65,568        993   (37,663)
Cash and temporary cash inv. at beg. of yr.    $    32,337 $            ($1,531,806) $   20,077  $225,916  $ 262,132   $14,084
Cash paid during the year for:
            Interest (net of amoutns cap)       12,138,089               12,080,437                                    $
            Income Taxes                       $   245,207              $   134,568                        $  98,681
Conversion of inv. in energy savings projects
       to notes and leases receivable          $ 4,812,276              $ 3,975,777
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                   EUA        EUA         EUA         EUA        EUA      EUA        EUA
                                                  Citizens   Highland     MUPA        WestCoas   FRC II   EC&S I     EC&S II
                                                  Corp.      Corp.       (Part.)      (Part.)   (Part.)   (Part.)    (Part.)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                               $  24,223  $  114,737  ($106,856)  ($425,102)  $ 5,456  $ 390,053  $  318,070
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
  Depreciation and amortization                    87,046     256,883      1,175     336,862    11,305    409,160   1,638,878
  Deferred taxes                                              157,122
  Gains on sales of investments in energy savings
     projects paid for with notes and leases rec.            (146,259
  Non - cash costs of energy savings proj.                                         1,236,052                          170,000
  Pension liability
  Amortization of deferred revenues
  Collections and sales of project notes/leases rec.          111,735                 80,457               81,711     283,036
  Other non-cash project costs
  Equity earnings
  Other - net                                    (117,116)     20,889
Net Changes to Working Capital:
  Accounts receivable                            (412,753) (2,746,908)    (6,138)   (435,702)  696,489   (306,388)   (700,067)
  Materials and supplies                                       53,817
  Accounts payable                                116,828     342,377    354,368    (420,721)   86,045    343,068     (89,460)
  Accrued taxes                                       216      22,351                 38,125
  Other - net                                     (43,612)     (2,925)    80,572      79,602   (75,057)    (7,786)  1,004,180
  Net Cash Provided from (Used in) Op. Act.      (345,168) (1,816,181)   323,121     489,573   724,238    909,818   2,624,637
CASH FLOW FROM INV. ACTIVITIES:
  Exp. for inv. in energy savings projects     (1,113,506) (1,375,270)            (1,496,102)          (2,685,628) (3,273,571)
  Collections on note & leases rec.
  Investments in subsidiaries
   Net Cash Provided from (Used in) Inv. Act.  (1,113,506) (1,375,270)            (1,496,102)          (2,685,628) (3,273,571)
CASH FLOW FROM FIN. ACTIVITIES:
 Issuance:
    Common shares/capitla contribution
    Long-term debt                                                                 1,081,845
 Redemption:
    Long-term debt                                                      (235,316)                        (234,729)   (686,380)
    Premium on reacquisition & fin exp.
    Dividends declared
    Capital contribution -EUA
    Partner's contribution                                               (88,299)    (35,257) (222,744) 1,150,000     440,000
 Net increase (decrease) in short-tem debt      1,498,920   2,939,384                                     787,367     500,000
 Net Cash Provided from (Used in) Fin Act.      1,498,920   2,939,384   (323,615)  1,046,588  (222,744) 1,702,638     253,620
NET (DECREASE) INCREASE IN CASH                    40,246    (252,067       (494)     40,059   501,494    (73,172)   (395,260)
Cash and temporary cash inv. at beg. of yr.       (10,281)    150,287      1,000     478,954    14,243    119,347     427,578
Cash and temporary cash inv. at beg. of yr.     $  29,965   ($101,780)  $    506  $  519,013  $515,737 $   46,175  $   32,318
Cash paid during the year for:
            Interest (net of amounts cap)       $  57,652
            Income Taxes                        $   5,032   $   6,926
Conversion of inv. in energy savings projects
       to notes and leases receivable                       $ 836,499
( ) Denotes contra

Business Line                   Project Equipment
                                 in Service           Revenues
                                 as of 9/30/96     as of 9/30/96
Demand Side Mgmt./Energy Mg     $91,481,668         $29,432,873

Manufacturing and Fabrication   $                   $10,546,098

Consulting                                          $   908,860

TOTAL                            $91,481,668        $40,887,831


Geographic Location             Project Equipment
                                 in Service           Revenues
                                as of 9/30/96     as of 9/30/96

New England / New York Region    $55,257,144         $26,902,552

United States excl. New England  $36,224,524         $13,985,279
and New York

Canada                           $                   $

All areas of the world excluding the
U.S. and Canada
TOTAL                            $91,481,668         $40,887,831
